Exhibit 99.9

Press Release

US withdrawal from the JCPOA: Total’s position related to the South Pars 11 project in Iran

Paris, May 16, 2018 - On 4 July 2017, Total, together with the other partner Petrochina, executed the contract related to the South Pars 11 (SP11) project, in full compliance with UN resolutions and US, EU and French legislation applicable at the time. SP11 is a gas development project dedicated to the supply of domestic gas to the domestic Iranian market and for which Total has voluntarily implemented an IRGC-free policy for all contractors participating in the project, thereby contributing to the international policy to restrain the field of influence of the IRGC.

On 8 May 2018, President Donald Trump announced the United States’ decision to withdraw from the JCPOA and to reinstate the US sanctions that were in force before the JCPOA’s implementation, subject to certain wind down periods.

As a consequence and as already explained before, Total will not be in a position to continue the SP11 project and will have to unwind all related operations before 4 November 2018 unless Total is granted a specific project waiver by the US authorities with the support of the French and European authorities. This project waiver should include protection of the Company from any secondary sanction as per US legislation.

Total has always been clear that it cannot afford to be exposed to any secondary sanction, which might include the loss of financing in dollars by US banks for its worldwide operations (US banks are involved in more than 90% of Total’s financing operations), the loss of its US shareholders (US shareholders represent more than 30% of Total’s shareholding) or the inability to continue its US operations (US assets represent more than 10 billion dollars of capital employed).

In these circumstances, Total will not take any further commitment related to the SP11 project and, in accordance with its contractual commitments vis à vis the Iranian authorities, is engaging with the French and US authorities to examine the possibility of a project waiver.

Total confirms that its actual spending to date with respect to the SP11 contract is less than 40 million euros in Group share. Furthermore, considering the various growth opportunities which have been captured by Total in recent months, Total confirms that a withdrawal from SP11 would not impact its production growth target of 5% CAGR between 2016 and 2022.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.